Exhibit 10.1

CASH AMERICA INTERNATIONAL, INC.

1600 West Seventh Street

Fort Worth, Texas 76102

817.335.1100

January 29, 2013

David A. Fisher

1852 West Nelson St.

Chicago, Illinois 60657

Dear David:

We are pleased to offer you an opportunity to join Enova International, Inc. (“Enova”), a wholly-owned subsidiary of Cash America International, Inc. (“Cash America”), as Enova’s Chief Executive Officer. You will report directly to Daniel R. Feehan, Chief Executive Officer and President of Cash America. The specifics of your offer are outlined below.

Starting Date. Your employment will commence on January 29, 2013.

Base Salary. The amount of your annual base salary will be $525,000, which will be paid in substantially equal installments at the same payroll frequency as applies to other executive officers of Enova.

Annual Short-Term Incentive. You will be eligible to participate in Enova’s short-term incentive program, which will provide for a bonus opportunity targeted at 75% of your annual base salary if Enova achieves 100% of its annual financial objectives. Under the current program, the actual amount of your final award will be contingent upon both your individual performance and the degree to which Enova achieves its financial objectives for the year. The plan provides that the actual award can be from anywhere between 0 – 200% of the target award, depending on your and Enova’s performance. The annual incentive award is determined and made available at the sole discretion of the Management Development and Compensation Committee (“Committee”) of the Cash America Board of Directors (the “Board”) and is subject to the terms of the controlling documentation for this program. From year to year, there is no guarantee of the amount or continuation of the award. However, for the 2013 calendar year only, your annual short-term incentive award for 2013 calendar year performance will be the greater of (i) the amount determined pursuant to the terms and conditions of Enova’s short-term incentive plan documents for the 2013 calendar year, which will be a prorated amount based on the number of days you are employed by Enova during 2013 divided by 365, or (ii) 75% of your targeted annual short-term incentive award opportunity for the 2013 calendar year, with the 2013 target award being prorated based on the number of days you are employed by Enova during 2013 divided by 365. You must be employed continuously through December 31 of a calendar year in order to receive any short-term incentive for that calendar year.

Long-Term Incentive Plan. Under Enova’s current Long-Term Incentive Program, you will be eligible for annual long-term incentive program grants made under Cash America’s Long Term Incentive Plan, as amended (the “Cash America LTIP”), with the form and substance of such grants to be consistent with long-term incentive grants made to other officers of Enova. Grants have historically been granted in January; however, the Compensation Committee reserves the right to adjust the timing of the grants at its discretion. The type of award and the actual amount granted will be determined and approved by the Compensation Committee each year. The estimated grant date value of your annual Enova Long-Term Incentive Program award will be targeted at 150% of your annual base salary for the calendar year in which the grant is made. If you start your employment on or before February 5, 2013, the Compensation Committee expects to award to you a 2013 annual long-term incentive award consistent with the terms and conditions of the 2013 annual awards granted to other officers of Enova in early 2013. Notwithstanding any vesting schedule generally applicable to any Enova long-term incentive awards granted to you in 2013 and 2014 under the Enova Long-Term Incentive Program, if you decide to voluntarily terminate your employment at any time between February 1, 2015, and December 31, 2015, and you provide prior written notice of such termination to the Board at least 45 days before the effective date thereof, you will become 100% vested in those two awards. In this event, you will be paid the value of those awards at the same times you would have received them had you not terminated, with the amounts payable being determined under the same processes, measurements and valuations as would have applied to those awards had you not terminated.

Signing Bonus. Upon commencement of your employment, the Compensation Committee expects to award you a one-time grant of Cash America restricted stock units pursuant to the applicable provisions of the Cash America LTIP. This grant will have a grant date value of $600,000, with such value to be determined in a manner consistent with the method in which Cash America determines the value of its long-term incentive grants for officers of Cash America. You will become fully vested in all of those restricted stock units on the earlier of (i) the 2nd anniversary of the grant date, or (ii) the date Enova becomes a publicly traded company, in either event conditioned on you being continuously employed from your start date through that vesting date.

Health and Other Welfare Benefits. You will be eligible to participate in the Enova Welfare Benefit Plan, which includes Enova’s group health and other welfare plans generally available to employees, and your participation will be on the same terms as apply to other full-time Enova employees. You also will be eligible for the Enova Medical Expense Reimbursement Plan (the “MERP”), which is a supplemental health insurance plan provided to Enova officers and their dependents. Subject to the specifics of the MERP insurance policy, the MERP will reimburse you for any out of pocket medical, dental and vision care expenses, which are incurred by you or your dependents and which are not covered by the Enova group health plans.

401(k) Savings Plan. You will become eligible to participate in the Enova 401(k) Savings Plan (the “401(k) Plan”) on the first day of the month following 30 days of employment. Unless you elect a different percentage, you will be automatically enrolled at a deferral rate of 3% of your 401(k) eligible compensation (generally, your base salary and annual short term incentive, up to the legal maximum amount). Initially, you may change your deferral percentage at any time by electing a deferral percentage of between 0% and 75% of your 401(k) eligible compensation (subject to IRS limitations). However, beginning in 2014, you will be considered a highly compensated employee (i.e., because your taxable compensation paid in 2013 will exceed $115,000; “HCE”); and, under the current terms of the 401(k) Plan, your deferral percentage will be limited to a maximum of 5% of your 401(k) eligible compensation. The Company will match 50% of up to 5% of your 401(k) eligible compensation that you defer under the 401(k) Plan. Notwithstanding the foregoing, your benefits under the 401(k) Plan (including your maximum deferral rate) will be determined under the terms and policies of that plan as they exist from time to time and will be the same as other Enova executive officers.

Nonqualified Deferred Compensation Plan. Commencing in 2014, as an HCE, you will be eligible to defer compensation into the Enova Nonqualified Savings Plan, a nonqualified deferred compensation plan (the “DCP”). The Nonqualified Savings Plan in many ways mirrors the 401(k) Plan with funds being held in a rabbi trust; however, there is no option to invest in Cash America stock in the Nonqualified Savings Plan. There is no company match in the Nonqualified Savings Plan to the extent you are eligible to receive the full match under the 401(k) Plan on your DCP eligible compensation.

Supplemental Executive Retirement Plan. In 2013, you will become a participant in Enova’s Supplemental Executive Retirement Plan (the “SERP”), a nonqualified deferred compensation plan with employer contributions. The actual amount of contributions credited to your account each year will be determined and approved each year by the Compensation Committee, and will be targeted at 10.5% of your SERP eligible compensation during the year.

Vacation. You will be eligible for 5 weeks of annual vacation effective upon your date of hire.

Executive Change-In-Control Severance and Restrictive Covenant Agreement. It is expected that the Board will designate you, as the Chief Executive Officer of Enova, as an executive officer of Cash America. In this connection, upon commencement of your employment, you will need to sign an Executive Change-in-Control Severance and Restrictive Covenant Agreement (“CIC Agreement”) in form and substance satisfactory to Enova. The CIC Agreement will contain change-in-control provisions substantially similar to the change-in-control provisions in the Executive Change-in-Control Severance Agreements currently in effect with other executive officers of Cash America. The CIC Agreement will also contain non-competition, non-solicitation and non-disclosure covenants that would in most cases remain in effect for 24 months following the date your employment with Enova terminates for any reason. As an executive officer of Cash America, you will be subject to Section 16 of the Securities Exchange Act of 1934 and the rules and regulations thereunder.

Severance Pay Plan for Executives. Under applicable circumstances, you will be eligible to participate in Cash America’s Severance Pay Plan for Executives, or any equivalent or successor plan thereto for Enova, on such terms and conditions as may be in effect and may apply to your situation at any particular time.

Plan Documents. To the extent any of the arrangements described herein are memorialized in a separate written document and/or policy, the terms of that document and/or policy shall control. Cash America and Enova reserve the right to amend the terms or policies of any plan or compensation arrangement described herein or in which you otherwise may participate, and/or to terminate any such plan or arrangement.

Tax Withholding. The amounts of compensation set forth herein are gross amounts, before taxation or other required withholdings. Enova reserves the right to withhold all applicable federal, state and local income, Social Security and other employment taxes, along with any other amounts of required withholding, from all amounts of compensation payable to you, whether as direct compensation or from any of the compensation or benefit plans in which you may participate.

No Restrictions on Employment. By signing below, you represent that you are not subject to any noncompete, other restrictive covenant or any other restriction that would prevent you from being employed by Enova or would limit in any way the services you may provide for Enova for its business as it is being operated today.

Contingencies. This offer is contingent upon the customary pre-employment screenings performed for any prospective executive officer, including (i) satisfactory verification of employment references, (ii) a background check including credit/criminal history, (iii) successful completion of a drug screen, (iv) your ability to provide documentation that proves your identity and demonstrates your eligibility to work in the United States, and (v) the completion and execution of Enova’s standard new hire paperwork and the Cash America D&O Questionnaire in form and substance similar to the questionnaire completed by other executive officers of Cash America.

At-Will Employment. We recognize that you retain the option, as does Enova, of ending your employment with Enova at any time, with or without notice and with or without cause. As such, your employment with Enova is at-will, and neither this letter nor any other oral or written representations may be considered a contract for any specific period of time. In addition, as an employee of Enova, you will be subject to the employment policies and employee code of conduct that apply to all employees and to officers, and you will execute any agreement(s) customarily provided to other coworkers of Enova to the extent any matters covered by those agreements are not addressed in the CIC Agreement. The only persons authorized to make any agreement to the contrary is the Chief Executive Officer of Cash America or the Compensation Committee. To be effective, however, any such agreement must be in a written document signed by the Chief Executive Officer of Cash America.

Please confirm your acceptance of our conditional offer by signing this offer letter and returning it to me via fax or e-mail me a PDF copy. Feel free to keep a copy of this offer letter for your records.

Formalities aside, David, we look forward to having you join our team. Once the contingencies mentioned above are met, please communicate with Dan Feehan or me to confirm your start date and time. If you have any specific questions about your offer, or anything regarding your employment with Enova, please feel free to call Dan Feehan directly (817.570.1676) or me at (214.673.7552).

Kind Regards,

/s/ James H. Graves

James H. Graves,
Chairman, Management Development & Compensation Committee of the Board of Directors of Cash America International, Inc.

I fully understand the terms of employment described above and agree to and accept all of those terms.

/s/ David A. Fisher
David A. Fisher

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